A2Z Smart Technologies Announces Escrow Closing of CAD$1.8 million Private Placement

TEL AVIV, ISRAEL. April 9, 2021 - A2Z Smart Technologies Corp. (**"A2Z"** or the **"Company"**) **(TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announced that it has, in connection with a private placement financing (the "**Financing**") conditionally approved by the TSX Venture Exchange ("**TSXV**"), closed CAD$1.8 million of gross proceeds (the "**Gross Proceeds**") into escrow.

The Gross Proceeds represent subscriptions for 663,298 units (the "**Units**") at a price of CAD$2.72 per Unit. Each Unit is composed of one common share of the Company and one common share purchase warrant (the "**Warrant**"). Each whole Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of CAD$3.68 per Warrant Share for a period of 24 months following receipt of final TSXV approval.

Pursuant to the TSXV's conditional approval there remain an additional 1,726,408 Units available for issuance.

Closing of the Financing, including release of the Gross Proceeds from escrow, are subject to the final approval of the TSXV.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
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On Behalf of the Company,

Bentsur Joseph, CEO